NO ACT

PE
12-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010639

February 16, 2010



Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-16-2010

Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

Dear Mr. Pressman:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to New Merck by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

February 16, 2010

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

The proposal relates to executive compensation.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of New Merck's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which New Merck relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org



January 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Merck and Co.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund**

Dear Sir/Madam:

This letter is submitted in response to the claim of Merck and Co. ("Merck" or the "Company"), by letter dated December 23, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

## I. Introduction

Proponent's shareholder proposal to Merck urges:

> the Board of Directors ("Board") adopt a policy requiring that the proxy statement include a proposal, submitted and supported by Management, seeking an advisory vote of shareholders to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis.

Merck's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company:

(1) wrongly claims that Proponent has failed to prove that it has continuously owned the requisite number of shares of the Company's for a period of one year prior to the date on which Proponent filed its Proposal in violation of Rule 14a-8(b); and

(2) despite the clear and unambiguous wording of the Proposal, Merck argues that the Proposal is "materially false and misleading," in violation of Rule 14a-8(i)(3).

## II. Proponent's proof of ownership meets the requirements of Rule 14a-8(b).

When Proponent received the Company's November 30, 2009 letter requesting proof of ownership of its shares of the Company's stock, Proponent immediately instructed the custodian of its shares, AmalgaTrust, to send the requested information to the Company. AmalgaTrust wrote to the Company on December 1, 2009 stating that it did, indeed, hold the requisite number of shares of the Company's stock "continuously for over one year" and continued to hold the shares on Proponent's behalf. The AmalgaTrust December Letter is Attachment "A."

Upon receipt of the AmalgaTrust December Letter, however, the Company took no action to clarify any of the questions it now raises in its Request for a Letter of No-Action. When it received the Company's No-Action request, Proponent promptly acted to resolve the Company's concerns by instructing AmalgaTrust to send another letter to the Company, demonstrating its continuous ownership of both Merck and Schering Plough stock. The January AmalgaTrust Letter is Attachment "B."

The facts are that, instead of stating the date the Proposal was filed (November 17, 2009), the December AmalgaTrust letter used the phrase "continuously for over one year" to define the period during which Proponent has held the Company's shares. Proponent submits that any reasonable person would know that the phrase "for over one year" encompasses the thirteen days preceding the December 1, 2009 date of the December AmalgaTrust letter.

Indeed, the Company's letter requesting a Letter of No-Action from the Commission deliberately ignores the fact that the December AmalgaTrust letter specified that Proponent had held the shares of its stock "continuously for over one year."

Staff Legal Bulletin 14 puts this matter into proper perspective. It states that, when questioned as to matters of ownership, a proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal." A review of the AmalgaTrust letter of December 1, 2009 would conclude that the letter meets that standard.[1] The

---

[1] AmalgatTrust sent an additional letter (attached) to the Company on January 13, 2010 clarifying that the Proponent has held its shares of the Company's stock since the date the Proposal was filed on November 17, 2009.

phrase "for over one year" is inclusive of the date the Proposal was filed, because November 17, 2009 is less than two weeks from December 1, 2009.

Finally, unlike the instant Proposal, each of the Staff decisions cited by the Company involved proposals where the proofs of ownership could not be reasonably construed to include Rule 14a-8(b)'s required one-year holding period from the date the proposals were filed.

**III. The proposal may not be excluded pursuant to Rule 14a-8(i)(3) because it is both clear and direct; the Commission has denied No-Action Letters involving virtually the same language as that contained in the Proposal.**

Merck wrongly argues that the Proposal must be excluded pursuant to Rule 14a-8(i)(3) as vague or misleading. The Company, however, appears to have ignored two important Commission decisions denying No-Action Letters involving proposals that were virtually identical to the instant Proposal. Both *General Electric Company,* 2009 SEC No-Act. LEXIS 781 (December 16, 2009), and *International Business Machines Corporation,* 2009 SEC No-Act. LEXIS 790 (December 22, 2009), involved proposals recommending that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

Indeed, the Proposal is but a slight modification of the Proponent's previous "say on pay" proposals that have appeared on the Company's proxies in 2007, 2008 and 2009. Over 46% of Merck's shareholders approved Proponent's proposal for an advisory vote on compensation at the 2009 Annual Meeting; over 48% of Merck shareholders approved the same proposal in 2008. More than 49% of Merck shareholders approved the same proposal in 2007.

Proponent refashioned the Proposal for the 2010 Merck Annual Meeting to account for the growing consensus that shareholders should have an advisory vote to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis. Securities and Exchange Commission Chairman Schapiro, Treasury Secretary Geithner, the President of the United States and the Congress have each stated their clear and unequivocal support for an advisory vote of shareholders on executive compensation.

The Company, however, relies upon decisions of the Commission that are inapposite. An advisory vote on the description of the Company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report may not be excluded pursuant to Rule 14a-8(i)(3).

**IV. Conclusion**

Merck has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The letter submitted by the custodian of Proponent's shares contains language that a reasonable person would conclude to encompass the required one-year holding period specified by Rule 14a-8(b).

The Proposal is clear and is neither false nor misleading. It reflects the best practices on shareholder advisory votes on executive compensation. The Proposal may not be excluded under Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov**, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachments

cc: Michael Pressman, Senior Counsel

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

**ATTACHMENT "A"**

December 1, 2009

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 2,310 shares of common stock (the "Shares") of Merck & Co., Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account. *** FISMA & OMB Memorandum M-07-16 *** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

**ATTACHMENT "B"**

January 13, 2010

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,598 shares of common stock (the "Shares") of Merck & Co., Inc. and 1,236 shares of Schering Plough Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account. The AFL-CIO Reserve Fund has held the Shares continuously for over one year as of the date of the proposal dated October 19, 2009 and continues to hold the Shares as of the date of this letter.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100



December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of AFL-CIO Reserve Fund

Ladies and Gentlemen:

Merck & Co, Inc. (New Merck), Inc., formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") on November 17, 2009 from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal is attached to this letter as Exhibit 1.[1] The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Proponent requests the Company's Proxy Materials include the following proposal:

> **RESOLVED: The stockholders of the new Merck & Co., Inc. (the "Company") recommend that the Board of Directors ("Board") adopt a policy requiring that the proxy statement include a proposal, submitted and supported by Management, seeking an advisory vote of shareholders to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis.[2]**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and Supporting Statement from the Proxy

[1] On November 19, 2009 the Proponent resubmitted the Proposal with a slightly revised cover page. Attached as Exhibit 2.

[2] Please note the Company does not have a "Committee on Compensation and Executive Development." The Company has a "Compensation and Benefits Committee" which prepares the Company's Compensation Committee Report.

Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 15, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

## SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

In addition we believe that the proposal may be excluded because it is impermissibly vague, indefinite and misleading under Rule 14a-8(i)(3).

## BACKGROUND

### MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock, was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Plough changed its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

## ANALYSIS

### I. The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a Proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999),Exelon Corporation (avail. March 15, 2001); Dow Chemical Company (avail. February 26, 2002); AT&T Inc. (avail. January 18, 2007), Green Bankshares, Inc. (avail. February 13, 2008); and Wendy's/Arby's Group, Inc. (March 19, 2009).

Therefore, in order to comply with the one year holding requirement, the Proponent must have held New Merck Common Stock since the Effective Date, and must have held Schering-Plough Common Stock from November 17, 2008 until the Effective Date. Old Merck Common Stock can not be used to satisfy the Rule 14a-8(b) holding period requirement.

The Proposal was received by the Company on November 17, 2009.[3] Although the incoming letter stated that the Proponent owned 1,598 shares and the revised November 19 incoming letter stated the Proponent owned 2,310 shares, Proponent did not include with the Proposal any documentary evidence of ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

On November 24, 2009, after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter to Proponent clarifying how the recently completed merger had impacted the requirement to demonstrate ownership of sufficient shares of "Merck" to satisfy the requirements of Rule 14a-8(b). A copy of the notice is attached hereto as Exhibit 6. The notice advised Proponent of the background of the merger, explained that Old Merck Common Stock was no longer outstanding and entitled to vote, and explained how Proponent could comply with Rule 14a-8 by demonstrating sufficient ownership of New Merck Common Stock after the Effective Date and Schering-Plough Common Stock prior to the Effective Date. The letter had attached a copy of Rule 14a-8.

On December 2, 2009, the Company received a communication (Attached as Exhibit 7) from AmalgaTrust stating:

> AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 2,310 shares of common stock (the "Shares") of Merck & Co., Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at

---

[3] On October 22, 2009, Proponent submitted an identical proposal to Old Merck. See Exhibit 3. In addition, on October 22, 2009, Old Merck received correspondence from AmalgaTrust as record holder indicating that the Proponent was the beneficial owner of 1,598 shares of Old Merck. See Exhibit 4. On November 16, 2009, the Company sent a letter to the Proponent advising them that Old Merck would not be mailing proxy materials or conducting an annual meeting and that the proposal should be submitted to New Merck. See Exhibit 5.

> the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

The Company received no additional correspondence from the Proponent.

The AmalgaTrust correspondence does not indicate that Proponent owned Schering-Plough Common Stock during the relevant Rule 14a-8(b) time period.

Staff Legal Bulletin No. 14 ("SLB 14") places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." As a result, the Proponent has failed to demonstrate that it held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

In addition, the AmalgaTrust correspondence was received on December 2, 2009 and states that the Proponent "has held the Shares continuously for over one year." The Proposal was submitted on November 17, 2009. Rule 14a-8(b) requires that the securities be held for at least one year from the date the proposal was submitted. The AmalgaTrust letter does not establish that the referenced securities were held on November 17, 2008, only that they were held at least since December 2, 2008. Accordingly, even if the Merck securities referenced were the appropriate securities, the broker letter does not establish that they were held for a sufficient time period to satisfy the Rule 14a-8(b).

The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997); Motorola., Inc. (avail. September 28, 2001); Actuant Corporation (avail. October 16, 2001); H.J. Heinz Co. (avail. May 23, 2006); Yahoo! Inc. (avail. March 29, 2007); IDACORP, Inc. (avail. March 5, 2008); and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

## II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3)

The Staff consistently has taken the position that when the resolution contained in a proposal or the proposal and supporting statement read together are vague and indefinite, the proposal is misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Proposal seeks to have the Board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by management, seeking an advisory vote of shareowners to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

The Staff has concurred in the exclusion of virtually identical proposals under Rule 14a-8(i)(3) as false and misleading under Rule 14a-9. See Jefferies Group. Inc. (avail. Feb. 11, 2008, reconsideration denied Feb. 25, 2008) (concurring in the exclusion of a proposal almost identical to the Proposal as materially false and misleading); The Ryland Group, Inc. (avail. Feb. 7, 2008) (same). Similarly here, for the reasons set forth below, both individually and collectively, the language and intent of the Proposal and the Supporting Statement are so inherently vague and indefinite that neither the shareowners in voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

**A. The Proposal Is Excludable Because It Is Unclear What The Stockholder Advisory Vote Should Address.**

The Staff previously has concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements, where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See* Sara Lee Corp. (avail. Sept. 11, 2006). *See also* Energy Corp. (avail. Feb. 14, 2007); Safeway Inc. (avail. Feb. 14, 2007); Energy East Corp. (avail. Feb. 12, 2007); WellPoint Inc. (avail. Feb. 12, 2007); Burlington Northern Sante Fe Corp. (avail. Jan. 31, 2007); Johnson & Johnson (avail. Jan. 31, 2007); Allegheny Energy, Inc. (avail. Jan. 30, 2007); The Bear Stearns Companies Inc. (avail. Jan. 30, 2007); and PG&E Corp. (avail. Jan. 30, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee report as materially false or misleading).

For example, the proposal in Sara Lee requested the company to adopt a policy that the company s shareowners "be given the opportunity . . . to vote on an advisory resolution... to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in Sara Lee differs from proposals where an advisory vote was sought that was specifically aimed at the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Staff was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See* Zions Bancorporation (avail. Feb. 26, 2009); Allegheny Energy, Inc. (avail. Feb. 5, 2008); Burlington Northern Sante Fe Corp. (avail. Jan. 22, 2008); Jones Apparel Group, Inc. (avail. Mar. 28, 2007); Affiliated Computer Services (avail. Mar. 27, 2007), Blockbuster, Inc. (avail. Mar. 12, 2007); Northrop Grumman Corp. (Feb. 14, 2007); and Clear Channel Communications (avail. Feb. 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers).

As with the proposals in Jefferies Group and The Ryland Group, the Proposal includes a Sara Lee-type request that the Company provide for a shareowner advisory vote on the Board's Compensation Committee Report and for an advisory vote on the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in Jefferies Group and The Ryland Group the Proposal and Supporting Statement are clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statement are vague and have misleading statements as to the intended operation and effect of the proposed vote. The Proposal and Supporting Statement are vague, ambiguous and misleading in a number of respects.

The Proposal and Supporting Statement are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, set forth in Item 407(e) of Regulation S-K.[4] However, the fifth paragraph of the Supporting Statement states that "An advisory Vote establishes an annual referendum process for shareholders about senior executive compensation of the Name Executive Officers ("NEOs")." The same paragraph goes on to note that such a

---

[4] Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report and proxy statement.

vote "would give our Company useful information about shareholder views on NEO compensation...." Similarly, the third paragraph of the Supporting Statement suggests that current rules and listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior compensation and that, public companies in the United Kingdom "allow shareholders to cast a vote on the 'directors' remuneration report,' which discloses executive compensation." The same paragraph goes on to assert that "[s]uch a vote is not binding but gives shareholders a clear voice that could help shape executive compensation." Read together, these sentences suggest that providing an advisory vote here to ratify and approve the Board Compensation Committee Report would constitute a vote on a report that discloses compensation and could "help shape executive compensation." Not only is this confusing, we believe this to be materially false and misleading. In addressing the identical proposal in The Ryland Group, supra, the registrant wrote:

> As shareholders would be voting on the limited content of the Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense.

We agree with such analysis, as well as the Staff's concurrence to exclude such proposal as materially false and misleading. Yet, the text of the instant Proposal continues to request precisely what was expressly rejected in both The Ryland Group and The Jefferies Group under Rule 14a-8(i)(3).

The Supporting Statement also makes conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis." For example, the fifth paragraph of the Supporting Statement asserts that "An advisory vote establishes an annual referendum process for shareholders about senior executive compensation of the Named Executive Officers." However, other language in the Supporting Statement creates confusion by suggesting that the goal and effect of the Proposal is to provide New Merck stockholders with an opportunity to vote on whether the Company's executive compensation policies and procedures are "transparent, understandable and effectively communicated to shareholders." In our view, the Proposal and Supporting Statement are vague and indefinite on what exactly is to be voted on, and is equally unclear on how those objectives can be achieved through a vote on both the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis.

In addition, the Supporting Statement does not adequately distinguish between a variety of different stockholder proposals filed at other companies that sought advisory votes on compensation paid to executives - Paragraph One of the Supporting Statement notes that "In 2009, stockholders filed nearly 100 'Say on Pay' resolutions." - as compared to other company sponsored advisory resolutions on executive compensation (see paragraph five of the Supporting Statement) and as further compared to still other resolutions which were mandated by Federal TARP legislation, which legislation was inapplicable to New Merck. All of this adds to the confusion and ambiguity over what is actually being proposed in the instant case, and how this Proposal would actually operate at New Merck.

In sum, just as in the proposals in The Jefferies Group and The Ryland Group, this Proposal is materially misleading because, following the Commission's adoption of the current compensation disclosure rules, the New Merck Compensation Committee Report does not contain the information that the Proposal would indicate that our stockholders should be voting on - the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal and the Supporting Statement as to the operation and effect of the combined advisory vote that is sought by the instant Proposal, it is simply not possible for New Merck stockholders in voting on the Proposal or for the Board, if it were to seek to implement the Proposal, to determine exactly what is called for under the Proposal. As in the earlier letters in The Jefferies Group and The Ryland Group, the language of this Proposal and Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Since neither New Merck stockholders voting on the Proposal, nor the Board, in implementing the Proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company stockholder vote would mean, we conclude that the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

**B. The Proposal Is Excludable Because It Is Unclear Regarding Who Should Act-Management or The Board Of Directors.**

The Proposal requests that at each annual meeting a proposal be "submitted by and supported by Company Management." The Proposal is vague and indefinite because it fails to distinguish between or clarify the Proposal's intention as to what actions are to be taken by the Company's Board of Directors and what actions are to be taken by the Company's management.

Under Section 14A:6-1 of the New Jersey Business Corporation Act, the directors of a New Jersey corporation are vested with the power and authority to manage the business of the corporation. Section 14A:6-1 provides, in relevant part, as follows: "The Business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." In addition, Article II, Section 1 of the Company's By-Laws provides that: "The Business, property and concerns affairs of the Company shall be managed by the Board of Directors ...." Moreover, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Company at the annual meeting. It is, therefore, the Board, and not the

Company's management, that determines the matters to be presented to shareowners at the annual meeting.

The Proposal's requirement that all future advisory votes be submitted and supported by the Company's management conflicts with the authority of the Board under New Jersey law and the Commission's proxy rules to control what is submitted to shareowners for a vote and to make a recommendation as to how shareowners vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. Neither the shareowners nor the Company would be able to determine with any reasonable certainty the actions sought by the Proposal since the authority to submit and support the Proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading, the "failure to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the company in Jefferies Group, which contained a proposal essentially identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in Jefferies Group, the Proposal is subject to multiple interpretations including:

* a shareowner may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions-with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

* a shareowner may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions - with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with respect to the Proposal itself, stating that it is the Board that is submitting matters for shareowners' consideration and making recommendations as to whether those matters should be supported.

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991).

Consistent with Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* SLB 14.

Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's shareowners nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

**C. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.**

The Proposal urges the Board to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the Board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As referenced above in Section II.B, the Company is governed by the Board, and it is inconsistent with state law for shareowners to dictate what the Board or the Company's management will "support."

We understand that the Company's Board does not believe that an annual advisory vote is the most appropriate means for obtaining the views of shareowners regarding the Company's executive compensation practices. This is particularly the case with the advisory vote sought under the Proposal, which is vague and ambiguous as to what exactly shareowners are being asked to vote upon or what action the Board is being asked to consider. The Company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. public companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed herein, if the Proposal is included in the Company's proxy materials, the Board will recommend a vote against the Proposal and will include a statement explaining the basis for that recommendation to shareowners. Although the proxy statement will not include the views of Company "management" regarding the Proposal, we understand that the senior executives are of the same view as the Board with regard to the advisability of an annual advisory vote as urged in the Proposal.

The inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "submitted by and supported by Company Management," which appears to be a fundamental element of the purpose and intent of the Proposal. While the Proposal is unclear, as discussed in Section I.B above, as to whether support should come from the Board or from Company's management, it is the view of both the Board and Company's management that the Proposal should not be supported. Thus, inclusion of the Proposal would require inclusion of language that is materially false and misleading, and as such the Proposal is excludable under Rule 14a-8(i)(3).

## CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

# Exhibit 1


AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org



November 17, 2009


NOV 17 2009

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of the new Merck & Co., Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the new Merck 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,598 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

**Advisory Vote on Executive Compensation**

RESOLVED: The stockholders of the new Merck & Co., Inc. (the "Company") recommend that the Board of Directors ("Board") adopt a policy requiring that the proxy statement include a proposal, submitted and supported by Management, seeking an advisory vote of shareholders to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis.

**Supporting Statement**

Investors are increasingly concerned about runaway executive compensation and its disconnect with performance. In 2009, stockholders filed nearly 100 "Say on Pay" resolutions. The proposals received, on average, 46% of the votes and passed at more than 20 companies—demonstrating strong shareholder support for this reform.

A 2009 report by an executive compensation task force of the Conference Board recommends that companies restore investors' trust in the ability of boards to oversee executive compensation plans by ensuring that the programs are "transparent, understandable and effectively communicated to shareholders."

"If shareholders need a vote on one issue, it is executive remuneration," states a September 2009 report on Lessons from Say on Pay in the UK by Railpen Investments and PIRC Limited. Public companies in the United Kingdom have let shareholders cast a vote on the "directors' remuneration report," which discloses executive compensation, since 2002. Such a vote is not binding but gives shareholders a clear voice that could help shape executive compensation.

"Say on pay promotes dialogue between investors and boards and encourages investors to engage with boards on a readily understandable issue, where interests may conflict," Sir Adrian Cadbury, author of the 1992 Cadbury Report on UK Corporate Governance, observed. "It is also a litmus test of how far boards are in touch with the expectations of their investors."

An advisory vote establishes an annual referendum process for shareholders on executive compensation of the Named Executive Officers ("NEOs"). We believe this vote would give our Company useful information about investors' views on NEO compensation. More than 25 companies, including Apple, Hewlett-Packard, Intel, Occidental Petroleum, Verizon and Microsoft, have already agreed to such a vote.

RiskMetrics Group, the influential proxy voting service, backs these proposals. "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

Congress is expected to soon pass legislation requiring an annual advisory vote on pay. However, we believe companies should demonstrate leadership and proactively adopt this practice.

We urge you to vote FOR this proposal.

# Exhibit 2



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

NOV 19 2009



November 18, 2009

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of the new Merck & Co., Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the new Merck 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,310 shares of voting common stock (the "Shares") of the new Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

**Advisory Vote on Executive Compensation**

RESOLVED: The stockholders of the new Merck & Co., Inc. (the "Company") recommend that the Board of Directors ("Board") adopt a policy requiring that the proxy statement include a proposal, submitted and supported by Management, seeking an advisory vote of shareholders to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis.

**Supporting Statement**

Investors are increasingly concerned about runaway executive compensation and its disconnect with performance. In 2009, stockholders filed nearly 100 "Say on Pay" resolutions. The proposals received, on average, 46% of the votes and passed at more than 20 companies—demonstrating strong shareholder support for this reform.

A 2009 report by an executive compensation task force of the Conference Board recommends that companies restore investors' trust in the ability of boards to oversee executive compensation plans by ensuring that the programs are "transparent, understandable and effectively communicated to shareholders."

"If shareholders need a vote on one issue, it is executive remuneration," states a September 2009 report on Lessons from Say on Pay in the UK by Railpen Investments and PIRC Limited. Public companies in the United Kingdom have let shareholders cast a vote on the "directors' remuneration report," which discloses executive compensation, since 2002. Such a vote is not binding but gives shareholders a clear voice that could help shape executive compensation.

"Say on pay promotes dialogue between investors and boards and encourages investors to engage with boards on a readily understandable issue, where interests may conflict," Sir Adrian Cadbury, author of the 1992 Cadbury Report on UK Corporate Governance, observed. "It is also a litmus test of how far boards are in touch with the expectations of their investors."

An advisory vote establishes an annual referendum process for shareholders on executive compensation of the Named Executive Officers ("NEOs"). We believe this vote would give our Company useful information about investors' views on NEO compensation. More than 25 companies, including Apple, Hewlett-Packard, Intel, Occidental Petroleum, Verizon and Microsoft, have already agreed to such a vote.

RiskMetrics Group, the influential proxy voting service, backs these proposals. "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

Congress is expected to soon pass legislation requiring an annual advisory vote on pay. However, we believe companies should demonstrate leadership and proactively adopt this practice.

We urge you to vote FOR this proposal.

# Exhibit 3

# American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org



October 19, 2009



*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Merck & Co., Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,598 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



## Advisory Vote on Executive Compensation

RESOLVED: The stockholders of Merck & Co., Inc. (the "Company") recommend that the Board of Directors ("Board") adopt a policy requiring that the proxy statement include a proposal, submitted and supported by Management, seeking an advisory vote of shareholders to ratify and approve the report of the Committee on Compensation and Executive Development, and the executive compensation policies and practices described in the Compensation Discussion and Analysis.

**Supporting Statement**

Investors are increasingly concerned about runaway executive compensation and its disconnect with performance. In 2009, stockholders filed nearly 100 "Say on Pay" resolutions. The proposals received, on average, 46% of the votes and passed at more than 20 companies—demonstrating strong shareholder support for this reform.

A 2009 report by an executive compensation task force of the Conference Board recommends that companies restore investors' trust in the ability of boards to oversee executive compensation plans by ensuring that the programs are "transparent, understandable and effectively communicated to shareholders."

"If shareholders need a vote on one issue, it is executive remuneration," states a September 2009 report on Lessons from Say on Pay in the UK by Railpen Investments and PIRC Limited. Public companies in the United Kingdom have let shareholders cast a vote on the "directors' remuneration report," which discloses executive compensation, since 2002. Such a vote is not binding but gives shareholders a clear voice that could help shape executive compensation.

"Say on pay promotes dialogue between investors and boards and encourages investors to engage with boards on a readily understandable issue, where interests may conflict," Sir Adrian Cadbury, author of the 1992 Cadbury Report on UK Corporate Governance, observed. "It is also a litmus test of how far boards are in touch with the expectations of their investors."

An advisory vote establishes an annual referendum process for shareholders on executive compensation of the Named Executive Officers ("NEOs"). We believe this vote would give our Company useful information about investors' views on NEO compensation. More than 25 companies, including Apple, Hewlett-Packard, Intel, Occidental Petroleum, Verizon and Microsoft, have already agreed to such a vote.

RiskMetrics Group, the influential proxy voting service, backs these proposals. "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

Congress is expected to soon pass legislation requiring an annual advisory vote on pay. However, we believe companies should demonstrate leadership and proactively adopt this practice.

We urge you to vote FOR this proposal.

# Exhibit 4

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

OCT 2 3 2009

**AMALGATRUST**
A division of Amalgamated Bank of Chicago

Celia A. Colbert
OCT 2 2 2009
→ D. Bollwage

October 20, 2009

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,598 shares of common stock (the "Shares") of Merck & Co., Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account *** FISMA & OMB Memorandum M-07-16 *** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253

# Exhibit 5

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

**(OVERNIGHT DELIVERY)**

November 16, 2009


MERCK

Ms. Vineeta Anand
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W., 3rd Floor
Washington, D.C. 20006

Dear Ms. Anand:

This is to acknowledge a letter to Ms. Celia A. Colbert dated October 19, 2009 and the shareholder proposal regarding an "advisory vote on executive compensation", which the American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO") Reserve Fund has submitted for inclusion in the proxy materials for the Merck & Co., Inc. ("Old Merck") 2010 Annual Meeting of Stockholders.

Please be advised that effective November 3, 2009, Old Merck became a wholly-owned subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough was renamed Merck & Co., Inc. ("New Merck").

As disclosed in the joint proxy statement of Old Merck and Schering-Plough that was filed with the Securities and Exchange Commission on June 25, 2009 and mailed to shareholders beginning June 29, 2009, because the merger of both companies was completed prior to the Old Merck 2010 Annual Meeting, the Old Merck Annual Meeting will not be held and any shareholder proposals submitted by shareholders for inclusion in Old Merck's proxy statement for the 2010 Annual Meeting will not be included in the New Merck proxy statement unless the proposal is submitted to New Merck.

Therefore, with respect to your shareholder proposal regarding an "advisory vote on executive compensation", in order for the proposal to be included in New Merck's proxy statement for the 2010 Annual Meeting, you must submit your proposal to New Merck. The deadline for receipt of your proposal is December 25, 2009. For your reference, I am attaching pages 156 - 157 of the joint proxy statement.

If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

cc: Daniel F. Pedrotty
s:proxy/PropRespLetrs2009

No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the period ended March 31, 2009 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report, included in the Schering-Plough Corporation and subsidiaries' Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The combined financial statements of the Merck/Schering-Plough cholesterol partnership incorporated in this joint proxy statement/prospectus by reference from Merck's and Schering-Plough's Annual Reports on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such combined financial statements have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

## DEADLINE FOR 2010 SHAREHOLDER PROPOSALS

### Merck

Proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by Merck shareholders for inclusion in the proxy statement and form of proxy for the 2010 Annual Meeting of shareholders must be submitted in writing to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck, WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100, and received by November 13, 2009. If the merger agreement is approved and the merger is completed prior to Merck's 2010 Annual Meeting, then the Merck 2010 Annual Meeting of shareholders will not be held. Proposals submitted by shareholders for inclusion in Merck's proxy statement for the 2010 Annual Meeting will not be included in the New Merck proxy statement for the 2010 Annual Meeting unless the proposal has been submitted to Schering-Plough or New Merck as set forth below.

Also, under the bylaws of Merck, shareholders must give advance notice of nominations for director or other business to be presented at Merck's 2010 Annual Meeting of Shareholders, and this notice must be mailed and received in writing at the office of Merck's Secretary not later than the close of business on December 29, 2009. If the merger agreement is approved and the merger is completed prior to Merck's 2010 Annual Meeting, then the Merck 2010 Annual Meeting of shareholders will not be held. Nominations and other business submitted by shareholders pursuant to Merck's bylaws for presentation at Merck's 2010 Annual Meeting may not be presented at the 2010 Annual Meeting unless the nominations or other business has been submitted to Schering-Plough or New Merck as set forth below.

### Schering-Plough/New Merck

Proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by Schering-Plough shareholders for inclusion in the proxy statement and form of proxy for the Schering-Plough 2010 Annual Meeting of shareholders (which will be the New Merck 2010 Annual Meeting of shareholders if the closing of the transaction occurs before the date of the Schering-Plough 2010 Annual Meeting) must be submitted in writing to the office of the Corporate Secretary, Schering-Plough Corporation,

2000 Galloping Hill Road, K-1-4-4525, Kenilworth, NJ 07033 (or, after the closing of the transaction, to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck & Co., Inc., WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100) and received not later than the close of business at 5:00 p.m. Eastern time on December 25, 2009.

Also, under the bylaws of Schering-Plough, shareholders must give advance notice of nominations for director or other business to be presented at the Schering-Plough 2010 Annual Meeting of shareholders (which will be the New Merck 2010 Annual Meeting of shareholders if the closing of the transaction occurs before the date of the Schering-Plough 2010 Annual Meeting), and such notice must be mailed and received in writing at the office of the Corporate Secretary of Schering-Plough, Schering-Plough Corporation, 2000 Galloping Hill Road, Mail Stop: K-1-4-4525, Kenilworth, NJ 07033 (or, after the closing of the transaction, to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck & Co., Inc., WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100) not earlier than the close of business on January 18, 2010 and not later than the close of business on February 17, 2010 (unless the closing of the transaction occurs before January 8, 2010, in which case the notice must be received prior to January 18, 2010). The above dates and time periods are subject to change under certain circumstances.

## WHERE YOU CAN FIND MORE INFORMATION

Schering-Plough filed a registration statement on Form S-4 on June 24, 2009, to register with the SEC the Schering-Plough common stock to be issued to holders of Schering-Plough and Merck common stock in the merger. This document is a part of that registration statement and constitutes a prospectus of Schering-Plough in addition to being a joint proxy statement/prospectus of Merck and Schering-Plough. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in Schering-Plough's registration statement or the exhibits to the registration statement. Merck and Schering-Plough file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy any reports, statements or other information that Merck and Schering-Plough file with the SEC at the SEC Public Reference Room, located at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC, http://www.sec.gov.

You may also inspect reports, proxy statements and other information concerning Merck and Schering-Plough at the offices of the NYSE, located at 20 Broad Street, New York, New York 10005.

The SEC allows Merck and Schering-Plough to "incorporate by reference" information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Merck and Schering-Plough have previously filed with the SEC. These documents contain important business and financial information about Merck and Schering-Plough that is not included in or delivered with this joint proxy statement/prospectus.

| Merck SEC Filings | Period |
|---|---|
| Annual Report on Form 10-K | Year ended December 31, 2008 filed February 27, 2009 |
| Quarterly Report on Form 10-Q | Period ended March 31, 2009 filed May 4, 2009 |
| Current Reports on Form 8-K | Filed February 3, 2009, February 11, 2009, February 24, 2009, March 2, 2009, March 9, 2009, March 10, 2009, April 21, 2009, May 4, 2009 (Form 8-K/A), May 12, 2009 May 20, 2009 and June 22, 2009 |

# Exhibit 6

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)

November 24, 2009



Ms. Vineeta Anand
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W., 3rd Floor
Washington, D.C. 20006

Dear Ms. Anand:

On November 17, 2009, we received a letter from the American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO") Reserve Fund submitting a shareholder proposal regarding an "advisory vote on executive compensation", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on your proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date you submitted your proposal.

In order to comply with the rule, you must have held New Merck stock since the Effective Date, and you must have held Schering-Plough stock from November 17, 2008 until the Effective Date. If you held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that you have continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing your continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of your securities, verifying that you satisfy the holding requirement.

In the event you demonstrate that you have met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

cc: Daniel F. Pedrotty
s:proxy/PropRespLetrs2010

bcc: Colbert
Ellis
Fedosz
Filderman
Pressman
Stern

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

*Note 1 to § 240.14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

*Note 2 to § 240.14a-7.* When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

*Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

**Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).



(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may



permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials; then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.**

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*Note.* The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

**Rule 14a-10. Prohibition of Certain Solicitations.**

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

**Rule 14a-11. [Removed and Reserved.]**

**Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.**

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

# Exhibit 7

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

DEC 3 2009

**AMALGATRUST**
A division of Amalgamated Bank of Chicago

Celia A. Colbert
DEC 02 2009
→ D. Bollwage

December 1, 2009

*Sent by FAX and UPS Next Day Air*

Ms. Celia A. Colbert, Senior Vice President,
Secretary and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 2,310 shares of common stock (the "Shares") of Merck & Co., Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16***. The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8560-253